Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

[redacted]

08003933

16 July 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

MACQUARIE

15 July 2008

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Income Securities Announcement

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 9.53% per annum in respect of the next distribution period, which commenced on Tuesday 15 July 2008 and ceases on Tuesday 14 October 2008 (inclusive). The distribution payment date will be on Wednesday 15 October 2008 and the record date will be Monday 29 September 2008.

Distribution rate for above securities	9.53% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Tuesday 15 July 2008 to Tuesday 14 October 2008 (inclusive)
Base Interest Rate*	7.83% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Wednesday 15 October 2008
Record Date	Monday 29 September 2008

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully,

Dennis Leong
Company Secretary
of Macquarie Bank Limited &
Macquarie Finance Limited

cag_cosec_syd_prd/72192_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,168
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,000 @ $28.74 1,168 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6,168 on 15/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,879,274	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 539,957	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 July 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	8 March 2008 re Macquarie Group Limited fully paid ordinary shares. This is the first notice re: Macquarie Convertible Preference ("MQCPA") Securities

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and • Securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary.
Date of change	8 July 2008
No. of securities held prior to change	Nil
Class	MQCPA Securities

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/71940_1

Number acquired	• 5,000 securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and • 1,000 securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100.00 per MQCPA Security.
No. of securities held after change	• 5,000 securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and • 1,000 securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities issued pursuant to the Convertible Preference Securities initial public offer.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 14 July 2008

+ See chapter 19 for defined terms.

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

14 July 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 May 2008, there have been the following changes in the number of fully paid ordinary shares of Macquarie Group Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 3,334 options exercisable at $24.94 each and expiring on 27 June 2008 (MQG0187);
- 188,300 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202);
- 6,000 options exercisable at $28.74 each and expiring on 24 September 2008 (MQG0207);
- 1,668 options exercisable at $28.74 each and expiring on 1 October 2008 (MQG0209);
- 4,168 options exercisable at $34.44 each and expiring on 14 November 2008 (MQG0233);
- 3,500 options exercisable at $34.78 each and expiring on 8 August 2009 (MQG0248);
- 1,668 options exercisable at $35.54 each and expiring on 22 April 2009 (MQG0261);
- 4,168 options exercisable at $33.00 each and expiring on 24 May 2009 (MQG0263);
- 6,666 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 15,997 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);

- 8,226 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 1,832 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 3,332 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);
- 400 options exercisable at $39.64 each and expiring on 22 October 2009 (MQG0274);
- 1,133 options exercisable at $40.81 each and expiring on 8 November 2009 (MQG0275);
- 1,666 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276);
- 1,000 options exercisable at $58.02 each and expiring on 22 June 2010 (MQG0301); and
- 1,250 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305).

Thus, as at 30 June 2008 the number of issued fully paid ordinary $1.00 shares was 275,099,945.

During the period 1 June to 30 June 2008 (inclusive), the following new options have been issued:

- 87,000 options exercisable at $52.89 each and expiring 10 June 2013 (MQG0402); and
- 20,000 options exercisable at $48.78 each and expiring 23 June 2013 (MQG0403).

During the period 1 June 2008 to 30 June 2008 (inclusive), the following options have lapsed unexercised:

- 1,002 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 900 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 4,168 options exercisable at $32.75 each and expiring on 8 October 2009 (MQG0273);
- 2,336 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276);
- 30,009 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 8,334 options exercisable at $65.72 each and expiring on 8 September 2010 (MQG0309);

- 3,334 options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319);
- 3,334 options exercisable at $68.24 each and expiring on 8 December 2010 (MQG0321);
- 1,333 options exercisable at $67.85 each and expiring on 9 January 2011 (MQG0323);
- 4,000 options exercisable at $62.75 each and expiring on 22 July 2011 (MQG0338);
- 47,395 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 4,000 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 3,334 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0368);
- 93,860 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 500 options exercisable at $71.41 each and expiring on 10 September 2012 (MQG0382); and
- 3,000 options exercisable at $52.89 each and expiring on 10 June 2013 (MQG0402).

The number of options on issue at 30 June 2008 was 38,660,716 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 30 June 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0196	1,668	$28.99	20/08/2008
MQG0200	5,000	$29.00	26/08/2008
MQG0202	1,043,883	$28.74	28/08/2008
MQG0203	1,668	$29.46	16/09/2008
MQG0206	12,500	$28.74	26/09/2008
MQG0207	146,461	$28.74	24/09/2008
MQG0208	9,250	$24.54	22/09/2008
MQG0209	168	$28.74	01/10/2008
MQG0222	5,000	$28.74	30/10/2008
MQG0224	12,500	$29.72	04/11/2008
MQG0225	1,375	$31.18	31/10/2008
MQG0226	1,668	$34.49	06/11/2008
MQG0228	4,168	$29.00	05/11/2008
MQG0231	1,668	$31.74	07/11/2008
MQG0237	5,000	$34.40	18/11/2008
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0247	4,168	$34.78	08/01/2009
MQG0248	9,000	$34.78	08/01/2009
MQG0252	1,668	$33.45	09/02/2009
MQG0253	3,334	$33.45	09/02/2009
MQG0254	3,334	$33.45	09/02/2009
MQG0256	20,002	$33.76	08/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	5,836	$36.71	08/04/2009
MQG0261	14,168	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	10,838	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	694,247	$33.11	22/07/2009
MQG0268	1,461,939	$32.75	09/08/2009
MQG0269	1,198,153	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	434,423	$34.60	08/09/2009
MQG0272	76,278	$35.28	22/09/2009
MQG0273	101,614	$36.99	08/10/2009
MQG0274	34,535	$39.64	22/10/2009
MQG0275	47,590	$40.81	08/11/2009
MQG0276	61,868	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009

Listing of Macquarie Group Limited Options

As at 30 June 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0278	29,420	$41.72	22/11/2009
MQG0279	92,238	$32.75	22/11/2009
MQG0280	28,736	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0282	6,668	$32.75	08/12/2009
MQG0283	35,834	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	54,786	$49.16	22/02/2010
MQG0292	24,168	$49.51	08/03/2010
MQG0293	26,668	$49.57	22/03/2010
MQG0294	40,004	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	30,834	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	30,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	52,556	$60.41	08/07/2010
MQG0304	18,524	$63.42	22/07/2010
MQG0305	7,372,530	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	52,866	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0315	1,668	$44.94	08/12/2009
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	49,333	$66.92	08/11/2010
MQG0320	54,832	$70.60	22/11/2010
MQG0321	55,832	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	24,500	$67.85	09/01/2011

Listing of Macquarie Group Limited Options

As at 30 June 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0324	39,948	$70.47	23/01/2011
MQG0325	82,000	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	27,000	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	86,814	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	25,333	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	34,000	$62.75	22/07/2011
MQG0339	9,497,216	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	175,425	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	108,000	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	20,000	$74.11	22/11/2011
MQG0356	23,000	$71.92	08/12/2011
MQG0357	53,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	08/01/2012
MQG0359	65,000	$79.33	22/01/2012
MQG0360	51,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	08/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012

Listing of Macquarie Group Limited Options

As at 30 June 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0367	276,179	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	60,600	$87.77	08/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	106,000	$87.18	09/07/2012
MQG0377	65,000	$90.83	23/07/2012
MQG0378	46,000	$73.86	08/08/2012
MQG0379	10,114,218	$71.41	15/08/2012
MQG0380	59,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	97,490	$71.41	10/09/2012
MQG0383	148,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	5,200	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	80,000	$82.37	22/10/2012
MQG0389	54,000	$77.55	22/11/2012
MQG0390	381,400	$79.38	10/12/2012
MQG0391	81,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	08/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	212,800	$63.74	08/02/2013
MQG0395	61,000	$54.69	22/02/2013
MQG0396	94,000	$47.79	10/03/2013
MQG0397	69,000	$51.34	25/03/2013
MQG0398	174,000	$56.79	08/04/2013
MQG0399	63,000	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	48,000	$59.58	22/05/2013
MQG0402	84,000	$52.89	10/06/2013
MQG0403	20,000	$48.78	23/06/2013
	38,660,716		

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

14 July 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 11 July 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.009%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 11 July 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	500 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	500 on 14/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,873,106	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 552,792	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 July 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,668
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	668 @ $32.75 1,000 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,668 on 11/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,872,606	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 554,958	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 July 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	27 May 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Securities held by Nicholas Moore in Bare Trust for Venamay Pty Limited.
Date of change	4 July 2008
No. of securities held prior to change	• 659,792 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Nicholas Moore; • 126,469 MQG shares held by Venamay Pty Limited; and • 244,249 MQG shares held by Nicholas Moore in Bare Trust for Venamay Pty Limited.
Class	MQG shares
Number acquired	• 25,901 MQG shares acquired by Nicholas Moore; • 4,964 MQG shares acquired by Venamay Pty Limited; and • 9,588 MQG shares acquired by Nicholas Moore in Bare Trust for Venamay Pty Limited.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/71683_1

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $50.95 per MQG share.
No. of securities held after change	• 685,693 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 253,837 MQG shares held by Nicholas Moore in Bare Trust for Venamay Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Fully paid ordinary shares allotted pursuant to the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 10 July 2008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,002
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $28.74 8,334 @ $32.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,002 on 10/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,870,938	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 564,490	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 July 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

END